EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon National Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 pertaining to the registering of additional shares under the First Horizon National Corporation 2003 Equity Compensation Plan, as amended, of our reports dated February 26, 2010, with respect to the Company’s consolidated statements of condition as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports are incorporated by reference into the Company’s 2009 Annual Report on Form 10-K.

/s/ KPMG LLP
Memphis, Tennessee
May 14, 2010